

April 26, 2013

Via E-mail
Mr. Jay A. Brown
Chief Financial Officer
Crown Castle International Corp.
1220 Augusta Drive, Suite 500
Houston, Texas 77057-2261

      Re: Crown Castle International Corp.
               Form 10-K for the Year Ended December 31, 2012
               Filed February 12, 2013
               File No. 001-16441

Dear Mr. Brown:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Accounting for Acquisitions, page 32

1.   We note that with respect to business combinations that include towers that the Company leases or operates, such as the T-Mobile Towers and Sprint Towers, the Company evaluates such agreements to determine treatment as capital or operating leases and identification of any bargain purchase option. Also, per the third paragraph of Note 1, you stated that "The Company has the option to purchase these towers from T-Mobile at the end of the respective lease or sublease terms for aggregate option payments of approximately $2.0 billion." It is unclear how you determined that you have a bargain purchase option with respect to the towers in the T-Mobile transaction since it appears

that there is no significant difference between the amount you paid in the acquisition and the purchase option. Tell us more in detail how you evaluated the bargain purchase option in the T-Mobile transaction.

Potential Future Borrowings of Incremental Debt, page 35
6. Debt and Other Obligations, page 58

2.   Please clarify your footnote disclosure to explain how you calculated the weighted-average stated coupon rate for fixed rate debt. For instance, it is unclear how you derived a weighted-average stated coupon rate of 2.8% in year 2017 based on debt with contractual maturity date of 2017 as reported in note 6. Additionally, please include a footnote describing how you derived the average interest rate for variable rate debt. Refer to the Appendix to Item 305 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director